ROPES & GRAY 5 NEW STREET SQUARE LONDON EC4A 3BF UNITED KINGDOM WWW.ROPESGRAY.COM

Laurel C. Neale

+44 20 3122 1238

+44 20 3122 1101

laurel.neale@ropesgray.com

June 27, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Houghton R. Hallock

Re:	GMO Trust (File No. 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On May 16, 2012, Houghton Hallock (the “Staff Reviewer”) of the staff of the Securities and Exchange Commission (the “Staff”) provided oral comments to Laurel Neale of Ropes & Gray LLP regarding Amendment No. 200 (“Amendment No. 200”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A relating to GMO U.S. Flexible Equities Fund (the “Fund”).

Certain comments regarding Amendment No. 200 were addressed to the Staff Reviewer’s satisfaction during our conversation on May 16, 2012. The Staff Reviewer requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence when the Registrant next filed an amendment to its Registration Statement with respect to the Fund. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 200 are set forth below.

Private Placement Memorandum

Fund Summary

1. Please consider including an “Investment Objective” section immediately preceding the “Fees and Expenses” section of the Fund Summary.

Response: The requested change has been made.

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Fees and Expenses

2. Under “Annual Fund operating expenses,” please round all percentages to the nearest hundredth, in accordance with Instruction 1(a) to Item 3 of Form N-1A.

Response: Registrant notes that the actual shareholder service fees for certain classes of the Fund are expressed as percentages containing three decimal places, and therefore, the Registrant believes that it is not misleading to present these shareholder service fees using three, instead of two, decimal places. The Registrant also notes that because there are high minimum fund investment amounts (e.g., $125 million for the Class IV Shares of the Fund), the Fund’s shareholders are sensitive to relatively small changes in the Fund’s fees and expenses, including a change from 0.005% to 0.01%; as such, the Fund believes it is better to present the exact fee rate in the Fund’s “Annual Fund operating expenses” table rather than a rounded fee rate.

3. Under “Annual Fund operating expenses,” please explain why the shareholder service fee is presented as a separate line item instead of being presented as a subcomponent of “Other expenses.”

Response: The Registrant presents the shareholder service fee as a separate line item in the “Annual Fund operating expenses” table because the Registrant believes that shareholder service fees are one of the fundamental characteristics of a class of shares of a Fund. As such, the Registrant believes that its approach is consistent with Form N-1A.1 The Registrant notes that many of the Funds of the Trust offer multiple classes of shares with differing eligibility requirements (e.g., investment minimums) and differing shareholder service fees. A Fund’s shareholder service fees are smaller, as a percentage of net assets, for classes of shares that require a higher minimum investment. Presenting shareholder service fees as a separate line item allows investors to more easily evaluate the costs associated with an investment of a particular size in a Fund.

4. Please consider whether the description of Grantham, Mayo, Van Otterloo & Co. LLC’s (the “Manager”) expense reimbursement obligation in footnote 2 to the Fund’s “Annual Fund operating expenses” table can be simplified and whether the summary of the categories of expenses that are excluded from the expense reimbursement is consistent with the description of the excluded expenses that appears later in the Private Placement Memorandum, in the “Expense Reimbursement” section under “Management of the Fund.”

Response: The footnote to the “Annual Fund operating expenses” table within the Fund summary has been revised to affirmatively state which categories of expenses are reimbursed by the Manager. The description of the Manager’s expense reimbursement obligation in the footnote to the “Annual Fund operating expenses” table is consistent with the language that appears later in the Private Placement Memorandum, in the “Expense Reimbursement” section.

[1]	See Instruction C.1(a) to Form N-1A (“A Fund’s prospectus should clearly disclose the fundamental characteristics… of the Fund.”)

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5. Please confirm that “acquired fund fees and expenses” for the Fund are estimated to be less than 0.01% of the average net assets of the Fund and that this amount will include fees and expenses associated with exchange-traded funds in which the Fund may invest.

Response: The Registrant confirms that “acquired fund fees and expenses” for the Fund are estimated to be less than 0.01% of the average net assets of the Fund and this amount includes fees and expenses associated with exchange-traded funds in which the Fund invests to the extent such funds hold themselves out to be investment companies.

Financial Intermediary Compensation

6. Please confirm that Item 8 of Form N-1A regarding financial intermediary compensation is not applicable to the Fund.

Response: Item 8 of Form N-1A is not applicable to the Fund because neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Principal Investment Strategies

7. Please consider revising the description of the Fund’s name policy to clarify that the Fund’s “assets” means net assets, plus the amount of any borrowings for investment purposes, in accordance with the definition set forth in Rule 35d-1(d)(2).

Response: The Registrant notes that the “Name Policy” section already states that “when used in connection with the Fund’s Name Policy, ‘assets’ include the Fund’s net assets plus any borrowings made for investment purposes.”

8. Please provide an additional description of exchange-traded equity REITs and income trusts.

Response: An additional description of these two types of investments has been included in the Registrant’s SAI.

9. In accordance with the SEC staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity the types of derivatives in which the Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient. Please also consider describing with greater specificity how “Derivatives Risk” relates to the Fund’s expected use of derivatives or, alternatively, please explain why the current disclosure is sufficient.

Response: The Registrant believes that disclosure in the Fund’s Private Placement Memorandum and Statement of Additional Information sufficiently explains the types of derivatives in which the Fund may invest, the specific purpose for using such derivatives and the extent to which such derivatives will be used, in accordance with the ICI Letter. Specifically, the “Principal Investment

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Strategies” section states that the Manager may use OTC derivatives as a substitute for direct investments in equities and that the Manager also may use derivatives: (i) in an attempt to reduce investment exposures (which may result in a reduction below zero); (ii) in an attempt to adjust elements of the Fund’s investment exposure; and (iii) as a substitute for securities lending.” The “Principal Investment Strategies” section further states that the derivatives the Fund may use include options, futures, swap contracts and reverse repurchase agreements. In addition, the Registrant notes that the Statement of Additional Information filed in connection with the June 2012 update contains a section entitled “Uses of Derivatives,” which describes in detail the types of derivatives that may be used by the Fund and the specific purposes for which the Fund will use derivatives. The Registrant believes the derivative risk disclosure in the Fund’s Private Placement Memorandum and Statement of Additional Information is appropriately tailored to reflect the Fund’s expected use of derivatives.

10. Please consider whether some of the information in the “Certain Definitions” section can be removed because it is not specific to investments made by this particular Fund. In particular, please consider whether the reference to investing in a wholly-owned subsidiary and the definitions of the terms “fixed income securities,” “bonds” and “duration” can safely be removed. Alternatively, please include additional detail in the “Principal Investment Strategies” section describing how the Fund may employ these types of investments.

Response: The requested changes have been addressed in the “Certain Definitions” section of the Registrant’s Private Placement Memorandum.

Description of Principal Risks

11. Please generally consider shortening and reorganizing the “Description of Principal Risks” section so that the disclosure is tailored to the specific risks that the Fund expects to encounter while employing its investment strategy. In addition, to the extent that “Foreign Investment Risk,” “Currency Risk,” and “Counterparty Risk” are principal risks of the Fund, please consider adding additional disclosure linking these risks to the Fund’s “Principal Investment Strategies” section.

Response: The requested change to shorten and reorganize the Fund’s principal risks has been made. The Registrant notes that “Foreign Investment Risk” and “Currency Risk” are identified as principal risks of the Fund because the Fund is permitted to “invest up to 20% of its net assets in any type of securities, including non-U.S. securities,” as described in the “Principal Investment Strategies.” In addition, the Registrant notes that “Counterparty Risk” is identified as a principal risk of the Fund because the Fund is permitted to use OTC derivatives as a substitute for direct investments in equities, as described in the “Principal Investment Strategies.”

How to Purchase Shares

12. Please supplementally confirm that “Top Funds” to purchase of shares of the Fund after the close of regular trading, as described in the last paragraph of “Purchase Policies,” will not result in Top Funds receiving a different, and potentially more favorable, purchase price from other investors purchasing Fund shares.

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Response: The Registrant confirms that “Top Funds” purchasing shares of the Fund after the close of regular trading, as described in the last paragraph of “Purchase Policies,” receive the same purchase price as other investors who submitted orders to purchase Fund shares prior to the close of regular trading on that same date.

Purchase Premiums and Redemption Fees

13. Please supplementally confirm whether the Fund has the ability to impose a redemption fee that is applicable only to a particular transaction if the Fund determines that such a transaction may otherwise harm the interests of remaining Fund investors. If so, please provide a summary of the guidance supporting the use of such a redemption fee.

Response: As stated in the “Purchase Premiums and Redemption Fees” section, the Fund has the ability to impose a redemption fee at any time. If the Fund were to impose such a redemption fee, it would be applicable to all transactions in Fund shares, subject to the exceptions noted in the Private Placement Memorandum.

Statement of Additional Information

Descriptions and Risks of Fund Investments

14. If the Fund may write credit default swaps, please confirm supplementally or disclose in the Registration Statement that, for purposes of Section 18 of the 1940 Act, the Fund determines its segregation obligations based on the notional value of the credit default swaps.

Response: Pursuant to the Registrant’s policies regarding senior securities, for physically settled credit default swaps written by the Fund, the Fund can satisfy its obligations under Section 18 by maintaining segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit.

Management of the Trust

15. In the Trustee table, please modify the final column heading to read “Other Directorships Held in the Past Five Years,” and include any additional information in the table as necessary to reflect the revised column heading.

Response: The requested change has been made to the column heading. The Registrant has confirmed that no additional disclosure is needed in this column as a result of the column heading change.

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Very truly yours,

/s/ Laurel Neale

Laurel Neale

cc:	Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth R. Reza, Esq., Ropes & Gray LLP